VIA EDGAR AND EMAIL
February 14, 2006
Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Russell Mancuso, Esq., Branch Chief
Tim Buchmiller, Esq.

Re:	JMAR Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed February 14, 2006
File No. 333-131354 (“Registration Statement”)
Dear Mr. Mancuso:
On behalf of JMAR Technologies, Inc. (the “Registrant”), we are filing Amendment No. 2 to Form S-3 Registration Statement in order to file a revised version of our counsel’s opinion letter. The new Exhibit 5.1 attached to Amendment No. 2 has been revised to include an opinion that the Company’s shareholder rights are binding obligations of the Company. We have emailed a redline draft of the revised opinion letter to Mr. Buchmiller to facilitate your review in this matter.
Please call JMAR’s counsel, Joseph Martinez, at (619) 515-3208 to discuss these matters at your earliest convenience.

Very truly yours,
/s/ DENNIS E. VALENTINE
Dennis E. Valentine

cc: Joseph G. Martinez, Esq.